

Mail Stop 3561

September 6, 2018

Nicholas Campanella
Chief Financial Officer
Sun Pacific Holding Corp
215 Gordon's Corner Road, Suite 1a
Manalapan NY 07726

> **Re:** **Sun Pacific Holding Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **File No. 000-51935**

Dear Mr. Campanella:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure